EXHIBIT 99.10

Western Services Engineering, Inc.

20 Bolton Court	Telephone: 1 [925] 964-9139
Danville, California 94506	Facsimile: 1 [925] 964-1509

January 5, 2007

Meridian Gold, Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89511

Re: Consent Of Western Services Engineering, Inc.
Esquel Resource And Reserve Statement

Sir/Madam:

We consent to the incorporation by reference herein of references to our "Technical Report" dated March 31, 2003 that was compiled for Meridian.

Also attached is the certificate of the author for the report regarding the Esquel Gold Project, Argentina.

Sincerely,
Western Services Engineering, Inc.

/s/ Robin J. Young
Mr. Robin J. Young
Chief Executive Officer

Attachment: Certificate of Author

Page l of 2

CERTIFICATE OF AUTHOR
Robin J. Young
Professional Geologist
20 Bolton Court
Danville, California 94506
Tel (925) 964-9139
Fax: (925) 964-1509
E-Mail: rjyoungwse@aol.coni

I, Robin J. Young, Professional Geologist, am employed by Western Services Engineering, Inc. and reside at 20 Bolton Court in the city of Danville, California.

I am a professionally licensed in the State of Utah as a Professional Geologist (License Number 5270034-2250). I graduated from the South Dakota School of Mines and Technology with a Bachelor of Science in Geological Engineering in 1976.

I have continuously practiced my profession since 1976 and have been involved in mineral exploration, employed as a Mining Engineer, and worked as a geological engineer responsible for geological assessment, ore control, resource modeling, reserve modeling, mine planning, project evaluation, development and construction, and operational management. I have experience in base metals, industrial mineral, precious metals, and energy fuel projects located both within the United States of America, throughout the countries of the Former Soviet Union, Africa, South America, Australia and Asia.

Based on my experience and professional license, I am a Qualified Person as defined in the Canadian NP 43-101.

I am the Chief Executive Officer of Western Services Engineering, Inc. and have been since 1991. This company is a consulting geological and mining engineering organization for which I am solely responsible for all completed work.

In November 2002 and January 2003,1 visited the Esquel Project for a combined total of 24 days. The purpose of the trips were to review the geological data in sufficient detail to independently support the data included in the estimation of the in situ geological resource estimate as well as audit the resource and reserve estimation procedures implemented by the mining staff. There was no update to the resource or reserve statements as of February 1, 2005.

I am not aware of any material fact or change regarding the estimation of the resources and reserves using the design set forth with the Technical Report that is not reflected in the report and that the omission to disclose would make this report misleading.

I am independent of Meridian Gold Inc in accordance with the application of Sections 1.5 of National Instrument 43-101.

SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com

Suite 388
1130 West Pender Street.
Vancouver, B.C.
V6E 4A4
Tel: (604)602-6767
Fax: (604)602-0235
Email: dave.rennie@scottwilson.com

CONSENT

TO:
Ontario Securities Commission
Suite 1903,
20 Queen Street West
Toronto, Ontario
M5H 3S8

Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Filing of Technical Report on the El Peñon Mine, Chile

I, David W. Rennie, P.Eng., do hereby consent to the filing of the report titled “Technical Report on the El Peñon Mine, Chile, Resource Audit” (the Report), prepared for Meridian Gold Inc. and dated January 26, 2007, on SEDAR. I also consent to the filing of the Report with the securities regulatory authorities referred to above and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 30th day of January, 2007

/s/ David W. Rennie
David W. Rennie, P.Eng. Consulting Geological Engineer Scott Wilson Roscoe Postle Associates Inc.

SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com

Suite 501
55 University Ave.
Toronto, Ontario
M5J 2H7
Tel: (416) 947-0907
Fax: (416) 947-0395
Email: james.pearson@scottwilson.com

CONSENT

TO:
Ontario Securities Commission
Suite 1903,
20 Queen Street West
Toronto, Ontario
M5H 3S8

Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Filing of Technical Report on the El Peñon Mine, Chile

I, James L. Pearson, PEng., do hereby consent to the filing of the report titled “Technical Report on the El Peñon Mine, Chile, Resource Audit” (the Report), prepared for Meridian Gold Inc. and dated January 26, 2007, on SEDAR. I also consent to the filing of the Report with the securities regulatory authorities referred to above and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 30th day of January, 2007

/s/ James L. Pearson
James L. Pearson, P.Eng. Associate Mining Engineer Scott Wilson Roscoe Postle Associates Inc.

SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com

Suite 501
55 University Ave.
Toronto, Ontario
M5J 2H7
Tel: (416) 947-0907
Fax: (416) 947-0395
Email: james.pearson@scottwilson.com

CONSENT

TO:
Ontario Securities Commission
Suite 1903,
20 Queen Street West
Toronto, Ontario
M5H 3S8

Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Filing of Technical Report on the Alhué Gold Project

I, James L. Pearson, P.Eng., do hereby consent to the filing of the report titled “Technical Report on the Alhué Gold Project, Chile” (the Report), prepared for Meridian Gold Inc. and dated January 17, 2007, on SEDAR. I also consent to the filing of the Report with the securities regulatory authorities referred to above and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 30th day of January, 2007

/s/ James L. Pearson
James L. Pearson, P.Eng. Associate Mining Engineer Scott Wilson Roscoe Postle Associates Inc.

SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com

Suite 501
55 University Ave.
Toronto, Ontario
M5J 2H7
Tel: (416) 947-0907
Fax: (416) 947-0395
Email: james.pearson@scottwilson.com

CONSENT

TO:
Ontario Securities Commission
Suite 1903,
20 Queen Street West
Toronto, Ontario
M5H 3S8

Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Filing of Technical Report on the Alhué Gold Project

I, Hrayr Agnerian, M.Sc, P.Geo., do hereby consent to the filing of the report titled “Technical Report on the Alhué Gold Project, Chile” (the Report), prepared for Meridian Gold Inc. and dated January 17, 2007, on SEDAR. I also consent to the filing of the Report with the securities regulatory authorities referred to above and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 30th day of January, 2007

/s/ Hrayr Agnerian
Hrayr Agnerian, M.Sc, P.Geo. Consulting Geologist Scott Wilson Roscoe Postle Associates Inc.